40-33

T. ROWE PRICE ASSOCIATES, INC.

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220

100 East Pratt Street
Baltimore, Maryland
21202-1009

Toll Free 800-638-7890
Fax 410-345-6575

September 3, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED SEP 08 2004 SEC MAIL PROCESSING SECTION 208 WASH. D.C.

04042232

Re: 1 T. Rowe Price Small-Cap Value Fund, Inc.
CIK 0000834798/ 811-2215-99

2 T. Rowe Price New Era Fund, Inc.
CIK 0000216907/ 811-1710

Empire Insurance Company v. Western Water Co., T. Rowe Price Small-Cap Value Fund, Inc., et al.
In the Court of Chancery of the State of Delaware; New Castle County
C.A. No. 660-N

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, this letter is notice that the T. Rowe Price Small-Cap Value Fund, Inc. and the T. Rowe Price New Era Fund, Inc. have been named as defendants in a complaint filed in the State of Delaware.

Enclosed are copies of the following: 2

Exhibit A:	Verified Complaint
Exhibit B:	Motion for Expedited Proceedings

Should you have any questions with regard to this matter, please call.

Very truly yours,

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosures

cc: Lelia S. Holder
D.N. Braman, Esq.

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\WESTERNWATERSECLTR.doc

T.RowePrice
INVEST WITH CONFIDENCE

EXHIBIT A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

EMPIRE INSURANCE COMPANY, Plaintiff, v. WESTERN WATER CO., T. ROWE PRICE ASSOCIATES, INC., T. ROWE PRICE SMALL-CAP VALUE FUND, INC., T. ROWE PRICE NEW ERA FUND INC., ASHFORD CAPITAL MANAGEMENT, INC., WISCONSIN ALUMNI RESEARCH FOUNDATION, MICHAEL PATRICK GEORGE, REGINALD M. NORRIS, AND DENNIS J. KENNY, Defendants.	)	C.A. No. _________

VERIFIED COMPLAINT

Plaintiff Empire Insurance Company ("Empire" or "Plaintiff") herein, by its undersigned attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. Plaintiff is the holder of $3,000,000 of unsecured debt of defendant Western Water Company ("Western"), a Delaware corporation. Empire brings this action due to a manipulative dividend process by which the holders of Western's Series C Preferred shares (the "Preferred Shareholders") and the Western board of directors engaged in an improper scheme to declare a dividend at a time when Western was publicly acknowledging its continuing financial deterioration and insolvency. When Western's former board declined to declare a dividend to the Preferred Shareholders in light of Western's ongoing financial difficulties, the Preferred Shareholders exercised their contractual right to elect a majority of the Western board, which, shortly after being elected, declared the dividend to those same shareholders. In order to pay the

dividend, Western and the Preferred Shareholders entered into a loan agreement whereby the Preferred Shareholders themselves agreed to loan Western the exact amount of the dividend payment (as well as future dividend payments), at an 8% interest rate and took a priority security interest in Western's Prime Assets (as defined below). Thus, although the Western board and Preferred Shareholders knew that Western was insolvent, or in the zone of insolvency, this dividend was paid to the Preferred Shareholders to their exclusive benefit, with absolutely no value whatsoever to Western. These payments serve no legitimate purpose and have been made solely at the behest, and for the benefit of, the Preferred Shareholders. By this ruse, the Preferred Shareholders' have taken a priority position in Western's Prime Assets, now ahead of the Plaintiff, all with the help of the Preferred Shareholder's hand-picked Western Board. Plaintiff seeks an injunction against future use of this improper dividend scheme, rescission of the recent dividend payments, cancellation of the secured promissory note held by the Preferred Shareholders, and cancellation of the security interest in Western's assets.

THE PARTIES

2. Plaintiff is an insurance company organized under the laws of the State of New York. At all relevant times, Plaintiff has owned approximately $3,000,000 in unsecured debt securities (the "Bonds") issued by Western.

3. Defendant Western is a Delaware corporation that maintains its principal place of business at 102 Washington Avenue, Point Richmond, California. The principal business of Western has been to identify, manage, acquire, develop, sell and lease water and water rights in the western United States. Western's water resources in the State of Colorado, consisting of the Cherry Creek Project, are its largest assets (the "Prime Assets").

4. Defendant Michael Patrick George ("George") is a member of Western's board of directors. He is also the Chairman of the Board, President and Chief Executive Officer of Western.

5. Defendant Reginald M. Norris ("Norris") is a member of Western's board of directors, and has represented the Preferred Shareholders with regard to their investment in Western since 2000.

6. Defendant Dennis J. Kenny ("Kenny") is a member of Western's board of directors.

7. Defendants Norris and Kenny are collectively referred to herein as the "New Directors." Defendants George, Norris and Kenny are collectively referred to herein as the "New Western Board."

8. Defendant T. Rowe Price Associates, Inc., and its affiliates, defendants T. Rowe Price Small-Cap Value Fund, Inc. and T. Rowe Price New Era Fund, Inc. (collectively the "T. Rowe Defendants"), are holders of 73.9% of Western's outstanding Series C Preferred Stock (the "Preferred Stock").

9. Defendant Ashford Capital Management, Inc. ("Ashford") and its affiliate, defendant Wisconsin Alumni Research Foundation ("Wisconsin Research"), are holders of 26.1% of the Preferred Stock.

10. T. Rowe Price Associates, Inc. is registered with the Delaware Securities Commissioner as an investment advisor, in accordance with the Delaware Securities Act (6 Del. C. chapter 73). T. Rowe Price Small-Cap Value Fund, Inc. and T. Rowe Price New Era Fund Inc. have registered with the Delaware Securities Commissioner securities that are offered by those entities to be sold in Delaware, in accordance with the Delaware Securities Act. Ashford

Capital Management, Inc is registered with the Delaware Securities Commissioner as an investment advisor, in accordance with the Delaware Securities Act. Upon information and belief, the T Rowe Defendants and Ashford; (i) transact business in Delaware and (ii) regularly do or solicit business, engage in a persistent course of conduct, or derive substantial revenues from things sold in Delaware. Wisconsin Alumni Research Foundation, the T Rowe Defendants and Ashford are collectively referred to herein as the "Preferred Shareholders."

FACTS

11. Western has been insolvent at all relevant times. As far back as 2001, Western was insolvent and knew it would be unable to meet its debts as they became due. In the fall of 2001, then-director Ronald I. Simon resigned from his position on Western's board. In his resignation letter, Mr. Simon stated that,

> I have argued with you and the other directors about the failure of the business model of Western Water to provide any positive gross margin from water sales . . . there have been no signs (in my opinion) that the plan will ever work in a way *that can restore the company to solvency* . . . [it is] a company with no ongoing revenue sources, dwindling assets, and substantial liabilities.

September 30, 2001 Form 8-K, Exhibit 1 (emphasis added).

12. Western's recent public filings confirm and reiterate Western's financial woes. Western's 10-Q filing with the Securities and Exchange Commission ("SEC") for the period ended December 31, 2003 (the "December 31, 2003 10-Q"), indicated that, for the nine months ended December 31, 2003, Western had a net loss of $2,133,000 and a net decrease in cash and cash equivalents of $499,000, as well as a deficit in stockholders' equity of $486,680 as a result of continuing operating losses. Western's December 31, 2003 10-Q also included a "going concern" qualification, which explained that:

> The Company *has been and continues to be unable* to generate sufficient cash from operating revenues to pay for operating

expenses, to meet debt service obligations, and to pay preferred stock dividends. The Company had paid for these financial obligations using cash from the sale of assets and a short-term loan. There is no assurance that the Company will be able to generate additional cash from asset sales and loans to fund the operations through March 31, 2004 and beyond or to meet other financial obligations.

December 31, 2003 10-Q (Note 2), at 15 (emphasis added).

13. Pursuant to the Certificate of Designations of the Preferred Stock, the Preferred Shareholders have the right to elect a majority of directors if Western fails to pay two or more consecutive semi-annual dividends on the Preferred Stock. Specifically, the Certificate of Designation states, in pertinent part:

> Voting Rights on Default. If the Corporation fails to pay in whole or in part two or more semi-annual dividends on the Series C Preferred Stock as provided for in Paragraph 2 hereof, the Series C Preferred Stock shall have the right to elect the smallest number of directors constituting a majority of the authorized number of directors of the Corporation, and the holders of the Common Stock shall have the right to elect the remaining directors. Such right in the Series C Preferred Stock shall continue until dividends shall have been declared and paid or set apart for at least two consecutive semi-annual periods...

Certificate of Designations, 3(b).

14. The Certificate of Designation for the Preferred Stock provides for dividends, payable semi-annually, on the 15th day of January and the 15th day of July. In January 2004, due to Western's financial crisis, the former members of Western's board of directors (the "Former Directors") exercised their business judgment and declined to declare the second consecutive pending semi-annual cash dividend accruing on the Preferred Stock (the previously rejected dividend having been scheduled for July, 2003).

15. As a result of the decisions of the Former Directors not to declare two consecutive cash dividends, the Preferred Shareholders exercised their rights under the Certificate of Designation and elected the New Directors to replace the Former Directors. Upon the vesting of

these rights, all of the Former Directors resigned, with the sole exception of Defendant George. The Preferred Shareholders elected Reginald M. Norris and Dennis J. Kenny, effective as of March 1, 2004. Consequently, the New Western Board consisted of Defendants George, Norris and Kenny.

16. Some two weeks later, on March 16, 2004, the New Western Board declared and paid a dividend (the "Dividend") to the Preferred Shareholders in the amount of $558,856.69, despite Western's continuing financial deterioration. This amount represents the exact amount that could have been declared as a dividend, on a combined basis, on July 15, 2003 and January 15, 2004. Thus, as soon as the New Directors were elected by the Preferred Shareholders, the New Western Board declared the Dividend for the benefit of those same Preferred Shareholders.

17. Because Western had very limited cash resources with which to pay the Dividend, and no rational independent lender would make a loan to Western to fund the Dividend, also on March 16, 2004, Western and the Preferred Shareholders entered into a Stockholder Loan and Security Agreement (the "Secured Loan Agreement"), pursuant to which the Preferred Shareholders agreed to lend the entire $558,856.69 declared dividend payment to Western (the "Loan"), as well as any and all dividends declared by Western on the Preferred Stock with respect to semi-annual periods ending July 2004, January 2005 and July 2005. All monies loaned to Western under the Secured Loan Agreement bear interest at an 8% rate, compounded semi-annually.

18. Under the Secured Loan Agreement, the Preferred Shareholders have the right to declare the full amount of the loans outstanding immediately due and payable, if any default occurs. Furthermore, as security for the Loan, the Preferred Shareholders have been granted a security interest (the "Security Interest") in all of the assets, property and property rights owned

by Western in the state of Colorado -- Western's Prime Assets. This transaction, consisting of the Dividend, the Loan and the Security Interest, essentially serves to convert the Preferred Shareholders' interests in Western from an equity interest (which was subordinate to the Bonds held by Plaintiff), to an equity interest *plus* senior secured debt, which now maintains priority over the Bonds held by Plaintiff. Western obtained no benefit in exchange for incurring this obligation.

19. The Secured Loan Agreement and the declaration and payment of the Dividend provided no value or benefit to Western or its creditors. On the other hand, the Secured Loan Agreement and declaration and payment of the Dividend have the following direct adverse consequences to Western and its creditors, including Plaintiff:

a. The Loan began accruing interest at the compounded semi-annual rate of 8% per annum, whereas undeclared dividends accrued no such interest;

b. The full amount of the Loan (plus any additional amounts loaned to fund Future Dividends (defined below)) becomes all due and payable as of August 31, 2005, or such earlier date as any default under the Loan occurs, whereas Western's board of directors had discretion not to declare any dividends on the Preferred Stock if Western was unable to fund payment of those dividends; and

c. The Loan is secured by substantially all of Western's Colorado Prime Assets, effectively elevating it above Western's general unsecured obligations, as well as the Plaintiff's Bonds, whereas undeclared and unpaid dividends owing to the Preferred Shareholders were subordinate to both the claims of Western's unsecured creditors, and those arising under the Plaintiff's Bonds.

20. The Secured Loan Agreement states that if the Western Board declares and pays dividends on future dates to the Preferred Shareholders, the Preferred Shareholders shall advance "the entire amount of each such dividend payment" on the same terms (including, *inter alia*, interest, due date and security) as the Loan. Under the Certificate of Designations for the Preferred Stock, dividends may be declared on January 15, 2005, and July 15, 2005 (the "Future Dividends"). Upon information and belief, the New Western Board will cause Western to borrow the cash to pay those Future Dividends from the Preferred Shareholders on the same basis as the Loan.

<u>FIRST CAUSE OF ACTION</u>
(Breach of Fiduciary Duty by the New Directors)

21. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 20, inclusive, as though fully set forth herein.

22. Because Western is insolvent, or at least within the zone of insolvency, the Western directors had an affirmative fiduciary duty to consider and protect the interests of Western's creditors, including Plaintiff, in connection with the decision to approve the Dividend and the Secured Loan Agreement.

23. By: (i) declaring and paying the Dividend to the Preferred Shareholders while Western was insolvent; (ii) causing Western to incur the corresponding Loan debt in the exact amount of the Dividend (together with the security interests in Western's Prime Assets) plus agreeing to accrue interest at 8%; (iii) acting to increase Western's insolvency in return for no benefit to Western, and (iv) securing loan repayment terms that effectively converted the Preferred Shareholder's dividend rights to secured debt, the members of the New Western Board

breached their fiduciary duties, including, *inter alia,* their duties of loyalty, care and good faith, owed to Western and to Western's creditors, including Plaintiff.

24. Plaintiff has no adequate remedy at law.

25. Plaintiff has suffered damages as a result of the foregoing breaches of fiduciary duty, as the payment of the Dividend and the Loan increased Western's insolvency, thereby decreasing the likelihood that Plaintiff will ever realize payment on its Bonds.

26. Plaintiff has further suffered injury as a result of the foregoing breaches of fiduciary duty, in that the members of the New Western Board have effectively placed the interests of the Preferred Shareholders, whom they represent, ahead of those of the Plaintiff in terms of payment priority, at the behest of and in favor of the Preferred Shareholders, thereby diminishing the prospect that Plaintiff will ever realize payment in accordance with the terms of the Bonds.

SECOND CAUSE OF ACTION
(Conspiracy to Breach Fiduciary Duties)

27. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 26, inclusive, as though fully set forth herein.

29. The Preferred Shareholders had full knowledge of the duties of loyalty, care and good faith that the members of the New Western Board owed to the Plaintiff.

30. Notwithstanding that actual knowledge, the Preferred Shareholders conspired with the members of the New Western Board to breach their duties of loyalty, care and good faith owed to Plaintiff. These breaches included, but were not limited to: (i) electing the New Directors for the purpose of causing Western's board of directors to declare and pay the Dividend and incur the secured debt under the Loan at a time when they knew that Western was insolvent and unable to pay its debts; (ii) authorizing entry into the Secured Loan Agreement to enable

Western to pay the Dividend; (iii) causing Western to incur the corresponding Loan debt in the amount of the Dividend without obtaining any benefit for Western, (iv) placing the Preferred Shareholders ahead of the Bonds in terms of payment priority; (v) acting to increase Western's insolvency in return for no benefit to Western, and (vi) securing loan repayment terms that effectively converted the Preferred Shareholder's dividend rights to debt.

31. The Preferred Shareholders and the New Western Board members combined together to accomplish (a) an unlawful purpose or (b) a lawful purpose through unlawful means.

32. Plaintiff has no adequate remedy at law.

THIRD CAUSE OF ACTION

(Aiding and Abetting Breaches of Fiduciary Duty by the Preferred Shareholders)

33. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 32, inclusive, as though fully set forth herein.

34. Because Western is insolvent, or at least within the zone of insolvency, the members of the New Western Board had an affirmative fiduciary duty to consider and protect the interests of Western's creditors, including Plaintiff, in connection with the decisions to approve the Dividend and to authorize entry into the Secured Loan Agreement.

35. The Preferred Shareholders, knowing that they would be the direct beneficiaries of the breaches of fiduciary duty by the members of the New Western Board conspired with and caused the members of the New Western Board to intentionally breach their fiduciary duties, as set forth above. These transactions provided no benefit whatsoever to Western and were intended to harm directly Western's unsecured creditors, including the Plaintiff, at a time when Western was insolvent.

36. The Preferred Shareholders knowingly participated in the breaches of fiduciary duty by the members of the New Western Board by electing the New Directors for the purpose

of causing Western's board of directors to declare and pay the Dividend, to incur the secured debt under the Loan, and to enter into the Secured Loan Agreement, at a time when they knew that Western was insolvent and unable to pay its debts, or within the zone of insolvency. They further facilitated the New Western Board members' breaches by entering into the Secured Loan Agreement to enable Western to pay the Dividend. The Preferred Stockholders elected the New Directors with knowledge that the Former Directors had rejected the payment of a dividend to the Preferred Stockholders.

37. Plaintiff has no adequate remedy at law.

38. Plaintiff has suffered injury as a result of the breaches of fiduciary duty by the members of the New Western Board, as payment of the Dividend and incurrence of the Loan debt increased Western's insolvency, thereby decreasing the likelihood that Plaintiff will ever realize payment on its Bonds.

39. Plaintiff has further suffered injury as a result of the foregoing breaches of fiduciary duty, in that the members of the New Western Board have effectively placed the interests of the Preferred Shareholders, whom they represent, and thus their own interests, ahead of those of the Plaintiff in terms of payment priority, at the behest of and in favor of the Preferred Shareholders, thereby diminishing the prospect that Plaintiff will realize payment in accordance with the terms of the Bonds.

FOURTH CAUSE OF ACTION

(Breach of Fiduciary Duty by the Preferred Stockholders)

40. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 39, inclusive, as though fully set forth herein.

41. The Preferred Stockholders are, and at all times relevant hereto have been, the controlling stockholders of Western.

42. At all times relevant hereto, Western has been insolvent, or at a minimum, within the zone of insolvency.

43. Accordingly, at all times relevant hereto, the Preferred Stockholders have owed fiduciary duties, including *inter alia*, duties of care, loyalty and good faith, to Western's creditors.

44. The Preferred Stockholders have breached their fiduciary duties of loyalty, care and good faith owed to Plaintiff, by; conspiring with the members of the New Western Board to secure the declaration and payment of the Dividend to the Preferred Shareholders; by extending a loan to the Company in the exact amount of the Dividend, and taking in exchange a security interest in the Company's Prime Assets--thereby placing themselves ahead of the Plaintiff in payment priority; acting to increase Western's insolvency, in return for no benefit to Western, and by securing loan repayment terms that effectively converted their dividend rights to debt.

45. The Plaintiff has no adequate remedy at law.

FIFTH CAUSE OF ACTION

(Injunctive Relief and Damages against Western, the New Directors and Preferred Shareholders for Fraudulent Transfer)

46. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 45, inclusive, as though fully set forth herein.

47. The payment of the Dividend constitutes a constructive Fraudulent transfer, which violated the Delaware Fraudulent Transfer Act and/or the Colorado and California statutes containing the same operative provisions. Section 1305(a) of the Delaware Fraudulent Transfer Act (6 Del C § 1301, et seq.) provides that "[a] transfer made ... is fraudulent as to a creditor

whose claim arose before the transfer was made ... if the debtor made the transfer ... without receiving a reasonably equivalent value in exchange for the transfer ... and the debtor was insolvent at that time or the debtor became insolvent as a result of the transfer or obligation."

48. Plaintiff is a creditor of Western as holder of the Bonds, whose claim against Western arose prior to the payment of the Dividend paid to the Preferred Shareholders on March 16, 2004.

49. The New Directors made the transfer of the Dividend to the Preferred Shareholders without receiving reasonably equivalent value (or any value whatsoever) from the Preferred Shareholders in exchange therefore.

50. Insolvency may occur "if the sum of the debtor's debts is greater than all of the debtor's assets, at a fair valuation ... " or if a debtor "is generally not paying debts as they become due." 6 Del. C. § 1302. Western has publicly stated in its most recent Form 10-Q filed with the SEC that it has been and continues to be unable to generate sufficient cash from operating revenues to pay for operating expenses, to meet debt service obligations, and to pay stock dividends, and that Western has been able to do so only through obtaining cash from the sale of assets and a short-term loan.

51. When the Preferred Shareholders entered into the Secured Loan Agreement, they had actual knowledge that the proceeds of the Loan would be used to pay the Dividend and, therefore, that Western would receive no benefit whatsoever from the Loan. Furthermore, the Preferred Shareholders knew that 100% of the Loan proceeds would be returned to them for their sole and exclusive benefit and that the Secured Loan Agreement would actually harm Western and its creditors by encumbering Western's assets to secure a new obligation for which Western did not receive reasonably equivalent value.

52. The incurrence of the obligations under the Secured Loan Agreement constituted obligations for which Western did not receive reasonably equivalent value (or any value whatsoever) and the granting of the Security Interest to secure those obligations constituted a transfer for which Western did not receive reasonably equivalent value (or any value whatsoever), and Western, the Preferred Shareholders and the New Directors all knew at all times that this would be the case.

53. When the Dividend transfer was made to the Preferred Shareholders and immediately after the Secured Loan Agreement, Western believed or reasonably should have believed that Western would incur debts beyond Western's ability to pay as they became due and thus was insolvent.

54. Plaintiff is entitled to avoidance and rescission of the constructively fraudulent Dividend, the Secured Loan Agreement and the grant of the Security Interest, such that Plaintiff will be in the same position that it was in before the improper payments were made and the Secured Loan Agreement was executed.

55. In addition, Western and the New Directors have stated that the New Directors may declare Future Dividends on January 15, 2005 and July 15, 2005 to the Preferred Shareholders, under the terms of the Secured Loan Agreement, as expressly provided for in the Secured Loan Agreement.

56. Based upon the foregoing allegations, each Future Dividend would constitute a constructively fraudulent transfer for less than reasonably equivalent value (or any value whatsoever) at a time when Western believed, or reasonably should have believed, that Western would incur debts beyond Western's ability to pay them as they became due.

57. Any payment of the Future Dividends to the Preferred Shareholders will be a transfer made to the Preferred Shareholders for which Western will not receive reasonably equivalent value (or any value whatsoever). Any declaration and/or payment of the Future Dividends to the Preferred Shareholders will be a transfer made to the Preferred Shareholders at a time when Western is engaged or is about to engage in a business or a transaction for which Western's remaining assets are unreasonably small in relation to the business or transaction.

58. If the Future Dividends are declared and/or paid or any future advances are obtained under the Secured Loan Agreement, Plaintiff, as an unsecured creditor of Western, will suffer irreparable harm, because such Future Dividends and the corresponding increase in Western's secured debts will further increase Western's insolvency, thereby decreasing the likelihood that Plaintiff will ever realize payment on its Bonds. Furthermore, the effective conversion of the Preferred Shareholders' equity interest to a secured debt interest, by way of the related Secured Loan Agreement, will unfairly cause the Preferred Shareholders, as secured creditors, to have a payment priority over Plaintiff, as an unsecured creditor, to the extent of dividends declared in accordance with the terms of the Secured Loan Agreement. Because the next Future Dividend is expected to be declared and paid by the New Directors to the Preferred Shareholders on January 15, 2005, the threat of fiscal harm to Plaintiff is imminent.

59. Plaintiff is entitled to an order directing the avoidance and rescission of: (a) the $558,856.59 Dividend, (b) the Secured Loan Agreement between Western and the Preferred Shareholders, and (c) the Security Interest in favor of the Preferred Shareholders.

60. Plaintiff is also entitled to an injunction barring Western and the New Directors from declaring or paying the Future Dividends or obtaining any new advances under the Secured Loan Agreement to fund such Future Dividends.

61. Plaintiff is further entitled to an order declaring that the obligations and security interests granted pursuant to the Secured Loan Agreement are void and unenforceable against Western because they constitute obligations incurred and a security interest transferred for less than reasonably equivalent value (indeed, for no value whatsoever) and are avoidable as constructively fraudulent transfers.

SIXTH CAUSE OF ACTION

(Injunctive Relief and Damages against Western, the New Directors and Preferred Shareholders for Intentional Fraudulent Transfers)

62. Plaintiff repeats and realleges the allegations contained in paragraphs 1 through 61, inclusive, as though fully set forth herein.

63. The payment of the Dividend constitute an intentional fraudulent transfer, which violated the Delaware Fraudulent Transfer Act and/or the Colorado and California statutes containing the same operative provisions. Section 1304(a)(1) of the Delaware Fraudulent Transfer Act provides that any transfer made or obligation incurred with the actual intent to hinder, delay or defraud creditors is fraudulent as against existing and future creditors.

64. Western and each of the New Directors had the actual intent to hinder, delay or defraud Western's creditors, including without limitation the Plaintiff, when Western paid the Dividend to the Preferred Shareholders on March 16, 2004, as is evidenced by, inter alia, the following facts:

(a) The New Directors were each elected by the recipients of the intentional fraudulent transfer, the Preferred Shareholders;

(b) Western gained absolutely nothing by declaring the Dividend and making the transfers to the Preferred Shareholders;

(c) The individuals who were elected as the New Directors and authorized the Dividends were affiliated with, beholden to and controlled by the Preferred Shareholders;

(d) The payment of the Dividend and the Secured Loan Agreement necessary to fund the Dividend adversely affected Western and its creditors by increasing its debt burden, setting a fixed date by which the accrued but undeclared dividends would have to be paid (whereas absent the declaration of the Dividend, there was no outside date by which it had to be paid), providing for interest on the previously undeclared Dividend, and granting a security interest in substantially all of Western's Colorado assets (the Prime Assets) to secure repayment of the Secured Loan Agreement;

(e) The declaration of payment of the Dividend and the Secured Loan Agreement used to fund the Dividend prejudiced all unsecured creditors of Western by elevating the previously undeclared Dividends payable to shareholders ahead of all unsecured creditors through the new Secured Loan Agreement; and

(f) At the time the Dividend was declared and the Secured Loan Agreement was negotiated, Western, the New Directors, and the Preferred Shareholders all had actual knowledge that Western would have no ability to repay the Loan or to meet its other obligations as they became due and that Western was insolvent.

65. Similarly, the obligations incurred under the Secured Loan Agreement and the transfer of the Security Interest thereunder were made with the actual intent to hinder, delay, or defraud creditors, including Plaintiff, by unfairly converting the Preferred Shareholders' equity interest to a secured debt interest, with a payment priority over Plaintiff, while providing absolutely no benefit to Western or its creditors.

66. All of the foregoing facts alleged in Paragraphs 64 and 65, above, will be equally true on January 15, 2005, and July 15, 2005, the dates on which Western and the New Directors have indicated that they intend to engage in the Future Dividends and the related Secured Loan Agreements. These transactions have no legitimate business purpose and will be made for the same fraudulent purposes set forth in Paragraph 51, above, as the Dividend.

67. The Future Dividends and related loans under the Secured Loan Agreement, would also constitute transfers made with the actual intent to hinder, delay or defraud creditors of Western, including Plaintiff, based on the foregoing facts and, therefore, the New Western Board and Western should be enjoined from declaring or paying the Future Dividends.

68. Plaintiff is further entitled to an order declaring that the obligations and security interests granted pursuant to the Secured Loan Agreement are void and unenforceable against Western because they constitute obligations incurred and a security interest transferred with the actual intent to hinder, delay and defraud creditors.

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

(a) A judgment against Western, the member of the New Western Board, and the Preferred Shareholders voiding, and for avoidance and rescission of, the $558,856.59 Dividend; the Secured Loan Agreement between Western and the Preferred Shareholders; and the Security Interest in favor of the Preferred Shareholders;

(b) A declaration that the obligations and security interests granted pursuant to the Dividend and the Secured Loan Agreement are void and unenforceable;

(c) An injunction barring the members of the New Western Board and Western from declaring or paying the Future Dividends, or from taking loans under and secured in accordance with the Secured Loan Agreement;

(d) A judgment against the members of the New Western Board and the Preferred Shareholders for damages suffered by Plaintiff;

(e) An award to Plaintiff of its attorneys' fees, expenses and costs incurred in connection with this action; and

(f) Such other and further relief as the Court deems just.

C. Malcolm Cochran, IV (#2377)
Daniel A. Dreisbach (#2583)
Richards, Layton & Finger, P.A.
P.O. Box 551
One Rodney Square
Wilmington, Delaware 19899
Attorneys for Plaintiff

Dated: August 24, 2004

STATE OF New York)

) SS.

COUNTY OF Kings)

VERIFICATION

CHRISTOPHER J. GRUTTEMEYER, being duly sworn, hereby verifies that he has read the foregoing complaint and that the facts recited therein are true and correct to the best of his knowledge, information and belief.

Christopher J. Gruttemeyer, Vice President
[affiant]

Alex A. Leslie
Notary Public

My Commission Expires: Nov. 15 2005

Dated: August 23rd 2004

ALEX A. LESLIE
Notary Public, State of New York
No. 01LE5020478
Qualified in Kings County
Commission Expires Nov. 15, 2005

EXHIBIT B

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

EMPIRE INSURANCE COMPANY,)
)
Plaintiff,)
)
v.)
) C.A. No. _________
WESTERN WATER CO., T. ROWE PRICE ASSOCIATES, INC., T. ROWE PRICE SMALL-CAP VALUE FUND, INC., T. ROWE PRICE NEW ERA FUND INC., ASHFORD CAPITAL MANAGEMENT, INC., WISCONSIN ALUMNI RESEARCH FOUNDATION, MICHAEL PATRICK GEORGE, REGINALD M. NORRIS, AND DENNIS J. KENNY,)
)
Defendants.)
)

MOTION FOR EXPEDITED PROCEEDINGS

Plaintiff Empire Insurance Company ("Empire") hereby moves the Court, pursuant to Rules 4, 12(a) and 26 of the Delaware Court of Chancery, for an order expediting the proceedings in this matter by (i) shortening the time for Defendants to answer the complaint, (ii) directing the parties to conduct discovery on an expedited basis, and (iii) setting the case for a prompt trial. The grounds for this motion are as follows.

BACKGROUND

1. This action arises out of an improperly declared dividend and loan pursuant to a manipulative dividend process by which the holders of Western Water Co.'s ("Western" or the "Company") Series C Preferred (the "Preferred Shareholders") and the Western board of directors engaged in an improper scheme to declare a dividend and enter into a loan and security agreement in connection therewith, at a time when Western was publicly acknowledging its

continuing financial deterioration and insolvency. The apparent purpose of the scheme was to put the interests of the Preferred Shareholders ahead of those of the Company's unsecured creditors, including the Plaintiff, in the assets of the Company. Western apparently plans to continue this scheme with loans, security interests and corresponding dividends every six months, with the next one coming on January 15, 2005. The Plaintiff holds $3,000,000 worth of general, unsecured Western bonds (the "Bonds").

2. Western has been insolvent at all relevant times. As far back as 2001, Western was insolvent and knew it would be unable to meet its debts as they came due. Western's 10-Q filing with the Securities and Exchange Commission indicated that, for the nine months ended December 31, 2003, Western had a net loss of $2,133,000 and a net decrease in cash and cash equivalents of $499,000, as well as a deficit in stockholders' equity of $486,680 as a result of continuing operating losses.

3. Pursuant to the Certificate of Designations for the C Preferred Stock, dividends are payable semi-annually, on the 15th day of January and the 15th day of July. Due to Western's financial crisis, however, the former members of Western's board of directors determined, in the exercise of their business judgment, not to declare the second consecutive pending semi-annual cash dividend accruing on the Preferred Stock, which would have been payable on January, 2004 (the previously rejected dividend having been scheduled for July, 2003).

4. The Certificate of Designations of the Preferred Stock further provides that the Preferred Shareholders have the right to elect a majority of directors if Western fails to pay two or more consecutive semi-annual dividends on the Preferred Stock. The Preferred Shareholders exercised this right and elected a new board (the "New Board") of Western. Within days of being elected as directors, the New Board declared and paid a dividend to the Preferred

Shareholders in the amount of $558,856.69, despite Western's continuing financial deterioration. This amount represents the exact amount that could have been declared as a dividend, on a combined basis, on July 15, 2003 and January 15, 2004.

5. Because Western had limited cash resources with which to pay the Dividend and no rational independent lender would make a loan to Western to fund the Dividend, Western and the Preferred Shareholders entered into a Stockholder Loan and Security Agreement (the "Secured Loan Agreement"), pursuant to which the Preferred Shareholders agreed to lend the entire $558,856.69 proceeds of the dividend payment to Western (the "Loan"), as well as any and all dividends declared by Western on the Preferred Stock with respect to semi-annual periods ending July 2004, January 2005 and July 2005. All monies loaned to Western under the Loan bear interest at an 8% rate, compounded semi-annually. The Secured Loan Agreement secures the loan against Western's principal assets -- now, apparently, ahead of the Bonds.

THE NEED FOR EXPEDITED RELIEF

7. Western is insolvent and in the midst of a financial crisis. Despite this known condition, the New Board declared a dividend to the Preferred Shareholders that had just elected them as directors. In order to pay this inappropriate dividend, the New Board caused Western to enter into the Loan and Security Agreement with its Preferred Shareholders, for the exact amount of the dividend, plus interest. Interest has been accruing and continues to accrue on the Loan, which only serves to further worsen Western's situation. Plaintiff's ability to secure recovery from the Company's assets has now been unfairly impaired.

8. It is well settled under Delaware law that "Delaware courts are always receptive to expediting any type of litigation in the interests of affording justice to the parties." *Box v. Box*, Del. Supr., 697 A.2d 395, 399 (1997). In applying this standard, the Delaware Court of

Chancery "traditionally has acted with a certain solicitude for plaintiffs" and "has followed the practice of erring on the side of more [expedited] hearings rather than fewer." *Giammargo v. Snapple Beverage Co.*, Del. Ch., C.A. No. 13845, slip op. at 6, Allen, C. (Nov. 15, 1994).[1] As a result, a party's request for expedited treatment "is normally routinely granted." *In re International Jensen, Inc. S'holders Litig.*, Del. Ch., C.A. No. 14992, slip op. at 2, Jacobs, V.C. (July 13, 1996).

9. Here, there can be no reasonable dispute that Empire has stated colorable claims, sufficient to support an expedited schedule. Empire has described with specificity in its complaint the extreme financial condition of Western and the utter absence of justification for Western's declarations of dividends or execution of the Secured Loan with the Preferred Shareholders, other than to benefit the Preferred Shareholders at the expense of Western and its creditors. The Loan transaction essentially serves to convert the Preferred Shareholders' dividend interests in Western (which was subordinate to the bonds held by Plaintiff) into senior secured debt, which now maintains priority over the bonds held by Plaintiff. Meanwhile, Western's financial condition steadily continues to deteriorate. Western's actions are creating substantial uncertainty as to whether Empire, as well as Western's other creditors, will ever receive payment. As bankruptcy preference periods expire, and Western inches closer to bankruptcy, the Plaintiff's ability to obtain meaningful relief in this Court diminishes. The Defendants' efforts to engage in these transactions for their own benefit, at Plaintiff's expense, is in breach of their fiduciary obligations under Delaware law and should not be permitted.

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[1] Unreported opinions cited herein are attached hereto in alphabetical order.

10. Empire is seeking relief voiding, and for avoidance and rescission of, the $558,856.59 Dividend, the Secured Loan Agreement between Western and the Preferred Shareholders, and the Security Interest created in favor of the Preferred Shareholder as a result of the Loan. Western seeks injunctive relief barring the New Board and Western from declaring and paying future dividends in accordance with this scheme. In addition, Empire seeks declaratory relief that the obligations and security interests granted pursuant to the Dividend and the Secured Loan Agreement are void and unenforceable, as well as a judgment against the New Board and Preferred Shareholders for damages suffered by Empire.

11. Expedited treatment of the claims set forth in the complaint is warranted.

WHEREFORE, Empire respectfully requests that the Court enter an order expediting proceedings in this matter, (i) providing for a shortened time to answer the complaint, (ii) directing the parties to conduct discovery on an expedited basis, and (iii) setting this case for a prompt trial on the merits.

Elizabeth C. Tucker

C. Malcolm Cochran, IV (#2377)
Daniel A. Dreisbach (#2583)
Elizabeth C. Tucker (#4468)
Richards, Layton & Finger, P.A
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700
Attorneys for Plaintiff

Dated: August 24, 2004

EXHIBIT 1

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UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Court of Chancery of Delaware.

Re **GIAMMARGO**, et al.
v.
SNAPPLE BEVERAGE CORP., et al.

Civ. A. No. 13845.

Nov. 15, 1994.

Norman M. Monhait, Rosenthal, Monhait, Gross & Goddess, Wilmington.

Pamela S. Tikellis, Chimicles Jacobsen & Tikellis, Wilmington.

R. Franklin Balotti, Richards, Layton & Finger, Wilmington.

Anthony W. Clark, Skadden, Arps, Slate, Meagher & Flom, Wilmington.

A. Gilchrist Sparks, III, Morris, Nichols, Arsht & Tunnell, Wilmington.

ALLEN, Chancellor.

*1 Plaintiffs brought this action individually and as a class action on behalf of the public shareholders of Snapple Beverage Corp., a Delaware corporation. They now seek the entry of an order authorizing the immediate commencement of discovery and the setting of a hearing date on an application for a preliminary injunction that they intend to file. The action was brought on November 2, 1994 in reaction to the announcement that day of the signing of two agreements, one between Snapple Beverage Corp. and Quaker Oats Company and the other among Quaker Oats and certain controlling shareholders of Snapple. The agreements include a merger agreement which contemplates the acquisition of all of the stock of Snapple by an affiliate of Quaker Oats at $14 per share cash or $1.7 billion in total. The acquisition is to be effectuated in a two step process, with the first stage tender offer scheduled to close on December 5, 1994 and the remaining shares to be acquired thereafter in a merger at the same price. The second agreement is a shareholders' agreement described briefly below.

Snapple is controlled by a small group of shareholders, including the company's three founders: Mr. Hyman Golden, Mr. Leonard Marsh and Mr. Arnold Greenberg. These three men (and their families) each own about nine million shares (7% each) of Snapple common stock. In addition, Mr. Thomas Lee and his affiliates own approximately thirty-eight million shares of Snapple common stock. Together these individuals and their affiliates own approximately 68% of Snapple's common stock. Each of these individuals sits on the board of directors of Snapple. As part of the negotiation of this acquisition, each of these shareholders granted Quaker Oats an option, exercisable within 90 days of any termination of the Merger Agreement or any withdrawal of the tender offer, to buy their stock at $14 per share. Thus assuming those shareholder options are valid, Quaker is now in a position to specifically enforce a contract right to acquire control of Snapple.

Defendants include the directors identified above together with the remaining directors, as well as Quaker Oats and the subsidiary that is intended to be used to effectuate this triangular merger. Plaintiffs assert that the Quaker acquisition transaction constitutes a breach of the fiduciary duty that, as directors and controlling shareholders, defendants owe to the Company's public shareholders. Specifically the amended complaint alleges that the $14 per share cash price is too low ("grossly unfair, inadequate, and substantially below the fair or inherent value of the Company"); that defendants "have not considered seriously other potential purchasers of Snapple ... in a manner designed to obtain the highest possible price for Snapple's public stockholders"; it is said that it is the wrong time to sell the company; that the negotiation process was fatally flawed by not having an independent director committee and by not having a "market check" process; finally it is said that the transaction is a self-interested one from the board's point of view since members of the board are alleged to receive various side payments in the deal.

*2 At the presentation of the motion for expedited treatment of the case and the setting of a date for a hearing on a preliminary injunction application, plaintiffs' theory explaining the self-inflicted wound that their complaint seemed to contemplate was amplified. At that time plaintiffs' account was that side payments to Snapple directors imbedded in the transaction explain the dereliction of the Snapple directors that the plaintiffs see. For example, it was said that the three founders of the company, each of whom has been an officer of the company under an incentive-structured compensation agreement, will be paid an additional two million dollars at closing as compensation for the termination of these employment contracts. Plaintiffs acknowledge that each of these officer-director-stockholder was paid approximately two million dollars in incentive compensation last year and that their employment contracts have more than one year to go. Whether such payments referable to the buying-out of an employment contract are material, in the context of sale of stock that will apparently generate approximately $125 million for each founder is a question of fact to be decided at another time. But surely "side-payments" of the type posited could constitute a form of inappropriate diversion from shareholders. *Cf. In re USACafes L.P. Litig.*, Del.Ch., 600 A.2d 43, 56 (1991).

With respect to director Thomas Lee, plaintiffs refer to a certain distribution agreement by which, it appears, Quaker Oats covenants that an affiliated company of Lee's will continue to distribute certain Snapple products and will have certain rights to distribute in and around Chicago, Gatorade, a Quaker Oats Company branded soft drink. Plaintiffs are in no position at this time responsibly to guess what value that agreement might have to Mr. Lee.

Thus plaintiffs explain what they apparently see as a very bad deal as the result not of gross negligence and certainly not as a result of a good faith disagreement about an important business decisions. Rather they see it as a self interested transaction done with less concern about the price than with a solution to the problem of illiquidity that the defendants face by reason of their large stock positions.

* * *

The court is not required or able on this application to judge the merits or even the legal sufficiency of these pleadings. The question presented is a more specialized one: whether in the circumstances the plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury, as would justify imposing on the defendants and the public the extra (and sometimes substantial) costs of an expedited preliminary injunction proceeding. This court traditionally has acted with a certain solicitude for plaintiffs in this procedural setting and thus has followed the practice of erring on the side of more hearings rather than fewer. We continue that tradition of solicitude. But our responsibility to all parties and to the public's interest in efficient justice requires, nevertheless, that where there clearly is no demonstrable need for the remedy of preliminary injunction or, in the rarer case when there is not even any colorable claim pleaded, that we decline to impose the costs associated with such a proceeding. *See, e.g., Union Pacific Corporation v. Sante Fe Corporation,* Del.Ch., C.A. 13778, Jacobs, V.C. (Oct. 18, 1994).

*3 In this instance the balancing of various factors leads me to conclude that plaintiffs have not sufficiently articulated a threat of irreparable injury that would justify the imposition of the costs of the preliminary injunction process. Of course their claims remain for adjudication and it is the central component of my analysis of this application, that should those claims later be adjudicated as having merit, the court will be in a position to shape a decree that will fully compensate plaintiffs for any loss they may suffer. Under the traditional test, this fact would preclude the granting of a preliminary injunction.

There is no plausible reason why a money award would not be fully sufficient in this case. Plaintiffs will be free to press their various arguments of differential treatment and unfairness. But if they were to succeed on any of them a money judgment could be entered that would in effect redistribute pro rata the value of any illicit "side-payments." Given the 68% stock ownership of defendants, even if there is an argument concerning "side-payments" (or mal-distribution of sale proceeds), the argument that those side-payments interfered with the incentive of the directors to get the highest overall price seems at this stage very strained. Were the management group to own a small portion of the Company's stock this obviously might not be the case. [FN1] It is also a relevant consideration in this instance that among the defendants are persons who will quite evidently be capable of responding in damages to any award that might be made.

FN1. Compare, *Paramount Communications v. OVC Network*, Del.Supr., 637 A.2d 34 (1993) (where transaction would subject public shareholders to the effects that may flow from becoming minority shareholders, directors required to show that their efforts were reasonably related to achieving the highest available value).

I add only the concluding observation that were this a company without a dominant shareholders group or in which the minority was to receive less consideration for its stock than the controlling shareholders were to receive for their stock, it is unlikely that I would, in effect, relegate the public shares to an *ex post* remedy so early in the proceeding. In such circumstances I would be alert to a higher potential for unfairness than I do perceive here. Here it is quite certain that the legal remedy (money damages) will be completely sufficient, if plaintiffs are correct in their claims. Thus I cannot responsibly impose upon defendants the extra costs of an expedited, intense preliminary injunction proceeding. The motion for expedited proceedings will therefore be declined at this time.

1994 WL 672698 (Del.Ch.)

END OF DOCUMENT

H
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UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Court of Chancery of Delaware.

In re **INTERNATIONAL JENSEN** INCORPORATED SHAREHOLDERS LITIGATION

No. CIV. A. 14992.

July 13, 1996.

Michael J. Hanrahan, Bruce E. Jameson, Prickett, Jones, Elliott, Kristol & Schnee, Wilmington.

Norman M. Monhait, Rosenthal, Monhait, Gross & Goddess, Wilmington.

Martin P. Tully, Morris, Nichols, Arsht & Tunnell, Wilmington.

Bruce M. Stargatt, Young, Conaway, Stargatt & Taylor, Wilmington.

Daniel A. Dreisbach, Richards, Layton & Finger, Wilmington.

Lewis H. Lazarus, Morris, James, Hitchens & Williams, Wilmington.

JACK B. JACOBS, Vice-Chancellor.

*1 The plaintiffs have moved for an order expediting the discovery, and scheduling a hearing on their application for a preliminary injunction, on the claims alleged in their Consolidated Class Action Complaint. That motion was heard yesterday in an extended office conference. Having considered the arguments presented by counsel at the conference and in their earlier written submissions, the Court concludes that the motion should be denied.

A party's request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare. A paradigm exception, however, arises where the moving papers fail to articulate a colorable claim of irreparable harm and any wrongful conduct can be adequately remedied by a money damages award. The defendants argue that this is such a case, and I agree.

At issue here is the decision by the directors and majority stockholders of International Jensen, Incorporated ("Jensen") to approve and vote for certain transactions in which Recoton Corporation ("Recoton") would acquire Jensen in a merger, and defendant Robert G. Shaw, Jensen's Chairman and CEO ("Shaw"), would acquire a certain segment of Jensen's business known as the "OEM business". In that transaction, Jensen's public (minority) shareholders would receive $11 per share for their stock, and Jensen's majority shareholders (Mr. Shaw and an affiliate of William Blair & Company, L.L.C.) would receive $8.90 for their shares.

The gist of the plaintiffs' complaint is that a competing bidder, Emerson Radio Corp. ("Emerson") was willing to pay a higher price for Jensen (including the OEM business)--specifically $12 per share to the public stockholders--and that by not approving the Emerson bid, the defendants violated their fiduciary duties of loyalty and care to Jensen's public stockholders. As a consequence, defendants claim, Jensen's public stockholders stand to lose the benefit of the $1 per share higher Emerson offer, representing a total benefit to public shareholders of over $2.1 million. Accordingly, the plaintiffs ask this Court to prohibit the consummation of the Recoton transaction, and to direct the defendants (including those who control a majority of Jensen's stock and oppose Emerson's offer) to approve the Emerson proposal.

The defendants argue that no basis exists in law or equity to order a corporation's majority stockholders to vote for a transaction that they oppose. I note that argument but do not address it, because it is clear that what the plaintiffs here are really seeking is the $1 per share difference between the Emerson and Recoton proposals. Because plaintiffs make no claim or showing that the defendants would be unable to respond to a $2.1 million money judgment, there is no reason--equitable or economic--to subject the defendants to the expense and disruption of an expedited preliminary injunction proceeding. If, as the plaintiffs claim, the Recoton transaction is the product of a breach of fiduciary duty, that can be established in, and fully rectified after, a post-transaction final hearing.

*2 The plaintiffs advance several reasons why that not so and why, in their view, this case poses a threat of irreparable harm that only an injunction can remedy. First, they argue that the Recoton merger, if allowed to proceed, cannot be undone at a later time because rights of third parties and other structural changes will have intervened. That may be true, but it is also true of the Emerson proposal which the plaintiffs fully endorse. More importantly, the structural alteration aspect of the Recoton transaction is not a feature of which the plaintiffs complain. Their objection goes to the price.

Second, the plaintiffs contend that if they are precluded from seeking injunctive relief, they could be left with no remedy at all. That is because (plaintiffs argue) (i) they have alleged breaches of both the duties of loyalty and care and (ii) should the Court reject their duty of loyalty claims, no recovery would be available on the duty of care claims, because Jensen's charter contains an exculpatory clause modeled after 8 *Del.C.* § 102(b)(7). This argument elides over the essence of plaintiffs' complaint, which is that the defendants have disloyally favored one bid (Recoton's) over a superior bid (Emerson's). As previously noted, as to that claim no injunctive relief is needed because damages would make the public shareholders whole. The plaintiffs do not explain why, as a legal matter, the addition of an alternative due care claim attacking that same conduct alters the analysis. If their suggestion is that an injunction application must always be entertained to protect a due care claim in cases involving corporations having § 102(b)(7) exculpatory charter clauses, a far more adequate, legally supported presentation would be needed to be persuasive than has been made here.

Finally, the plaintiffs argue that even if the mandatory relief they seek (compelling approval of the Emerson deal) is problematic, the prohibitory relief they request (halting consummation of the Recoton deal) is not, and that this latter request for injunctive relief alone merits the scheduling of their application. The reason, plaintiffs say, is that they allege that the auction process that resulted in the present Emerson and Recoton bids was highly flawed. That being the case (they suggest), only an injunction will afford an adequate remedy, since a new bidding contest is required and that because no one can predict the outcome of a new auction (which might result in a bid differential higher--or lower--than $1 per share), the precise extent of money damages could not be ascertained.

This argument, while adequate on a purely theoretical level, was not made in the plaintiffs' papers and ignores the reality of this case and the contents of the plaintiffs' own pleading. The complaint does allege that the auction process was flawed, but it does not seek an order requiring the parties to start anew. The thrust of the "tainted-auction" claim is that the Recoton transaction must be enjoined so that the Emerson proposal can proceed. Nor is this a case where the unsuccessful bidder (here, Emerson) is in court seeking injunctive relief to compel a new auction and claiming that it is prepared to bid more than the successful bidder. *Compare Mills Acquisition Co. v. MacMillan, Inc.*, Del.Supr., 559 A.2d 1261 (1988). Indeed, nothing in the complaint suggests that a new auction would result in any new bidders or offers higher than those being made by Emerson and Recoton--which themselves are the end result of a highly contested auction process. This effort by plaintiffs to recharacterize their claims must be rejected.

* * *

*3 For the above reasons, the motion to expedite is denied. IT IS SO ORDERED.

1996 WL 422345 (Del.Ch.)

END OF DOCUMENT